UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 001-04192

MFC Bancorp Ltd.
(Translation of registrant's name into English)

Unit 803, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

1

MFC BANCORP LTD.
(the "Company")

2004 FIRST QUARTERLY REPORT

Dear Fellow Shareholders:

We are pleased to enclose our results for the first quarter ended March 31, 2004.

For the three months period ended March 31, 2004, total revenues increased to U.S.$87.2 million, compared to U.S.$56.4 million in the first quarter of 2003.

Net income for the first quarter 2004 increased to U.S.$8.5 million, or U.S.$0.62 per share on a diluted basis, compared with U.S.$6.7 million, or U.S.$0.50 per share on a diluted basis in the same quarter last year.

The increase in revenues and expenses were primarily due to acquisitions, increased trading and a stronger Euro.

The following table is a summary of selected financial information concerning MFC for the periods indicated:

	Three Months Ended March 31
	2004	2003

	(U.S. Dollars in thousands, except than per share amounts)
Revenues	$87,241	$56,4000
Net income	8,472	6,682
Net income per share
Basic	0.65	0.52
Diluted	0.62	0.50

	March 31, 2004	December 31, 2003

	(U.S. Dollars in thousands)
Cash and cash equivalents	$154,996	$112,544
Securities	22,465	34,790
Total assets	474,314	313,043
Debt	40,717	25,764
Shareholders' equity	187,685	169,024

Fiscal 2003 was a transition year for MFC, with substantial effort in laying the groundwork for the Company's expansion into China. We have opened offices in Hong Kong and Shanghai. During March, 2004, we acquired control of Med Net International, which operates technically-advanced eye-care centers in China, and KHD Humboldt Wedag AG, a German-based supplier of equipment and engineering services in the area of coal, cement and mineral-processing technologies, a company that we believe is well placed to increase our commodity trading and finance business in China and other markets.

2

The previously announced distribution of our cobalt-related assets for the benefit of MFC shareholders is on schedule. The cobalt refinery is producing on schedule and within its budget. We expect to issue an announcement shortly regarding the timing of the cobalt-asset distribution.

During the first quarter of 2004, we called for the redemption of our U.S.$12.6 million 8 percent Convertible Bonds due 2008. The majority of these Bonds were converted into shares of MFC.

Our merchant banking activities provide specialized banking and corporate finance services and advise clients on corporate strategy and structure, including mergers and acquisitions and capital raising. They also include proprietary trading in commodities and natural resources and proprietary investing of our own capital in enterprises to realize long-term or trading gains. Such investing is generally in businesses or assets whose intrinsic value is not properly reflected in their share or other price, often as a result of financial or other distress affecting them. Such proprietary investing is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time.

In summary, we believe that with our strong liquidity position and underleveraged balance sheet, 2004 should be a year of increasing opportunities for MFC, particularly in the growing markets in China and the surrounding region.

Respectfully submitted,

/s/ Michael J. Smith
M.J. Smith
President

FORM 52-102F1

Management's Discussion and Analysis

The following discussion and analysis of our financial condition and results of operations for the three month period ended March 31, 2004 and the three years ended December 31, 2003 should be read in conjunction with our consolidated financial statements and related notes included in this quarterly report and those in our annual report. Our financial statements included in this quarterly report were prepared in accordance with Canadian GAAP. For a reconciliation of our financial statements included in our annual report to U.S. GAAP, see Note 20 to the financial statements in our annual report. We have made certain reclassifications to the prior periods' financial statements to conform to the current period's presentation.

Except as otherwise noted, the amounts included in the following discussion are expressed in Canadian dollars. The presentation of selected information in U.S. dollars in our financial statements and in the following discussion is for information purposes only and information in our financial statements is translated to U.S. dollars for convenience using period end exchange rates, as required by Regulation S-X of the Securities Act of 1934.

We are a Foreign Private Issuer with a class of securities registered under Section 12(g) of the United States Securities Exchange Act of 1934, as amended. As a result, the following discussion and analysis of our financial condition and results of operations for the three years ended December 31, 2003 has been extracted from our Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission on April 26, 2004.

A. Operating Results

We are a highly integrated international financial services company that focuses on merchant banking. We provide specialized banking and corporate finance services internationally. These activities are primarily conducted through our wholly-owned subsidiary, MFC Merchant Bank S.A. Our merchant banking activities include a European trading group focused on trading commodities and natural resources which we acquired in October 2001. We also commit our own capital to promising enterprises and invest and otherwise trade to capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We seek investments where our financial expertise and management can add or unlock value.

Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other sources such as insurance companies, mutual fund groups, other companies offering financial services in Europe and globally and other trade and finance companies.

Our results of operations for any particular period may also be affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We can realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

In recent years, the financial services industry has experienced consolidation and convergence as financial institutions involved in a broad spectrum of services have merged or combined. The trend to consolidate is expected to continue and produce global financial institutions with much greater capital and other resources than we have. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period. We intend to manage our business for the long-term and to mitigate the effects of such factors by focusing on our core operations.

Three Month Period Ended March 31, 2004 Compared to the Three Month Period Ended March 31, 2003.

The following table provides selected quarterly financial information for March 31, 2004 and March 31, 2003 for MFC:

	Three Months Ended March 31
	2004	2003

	(Dollars in thousands, other than per share amounts)
Revenues	$114,329	$82,868
Expenses	103,017	73,122
Net income	11,101	9,818
Diluted earnings per share	0.81	0.73
	As at March 31, 2004	As at December 31, 2003
Total assets	$621,587	$404,577
Shareholders' equity	245,960	218,477

In the three month period ended March 31, 2004, our revenues increased to $114.3 million from $82.9 million in the three month period ended March 31, 2003, primarily as a result of the continued increase in the volume of our trading activities. Our revenues in the current quarter included our alloy and pigments business, which was acquired in July, 2003.

In the three month period ended March 31, 2004, our expenses increased to $103.0 million from 73.1 million in the three month period ended March 31, 2003, primarily as a result of the continued increase in the volume of our trading activities. For the three month period ended March 31, 2004, financial services expenses increased to $94.1 million, from $68.0 million for the three month period ended March 31, 2003. General and administrative expenses increased to $7.8 million for the three month period ended March 31, 2004, from $4.3 million for the three month period ended March 31, 2003. The general and administrative expenses were net of foreign currency transaction gains of $1.7 million and $3.9 million in the three months ended March 31, 2004 and 2003, respectively. The increases in financial services and general and administrative expenses related primarily to the increase in the volume of trading activities.

In the three month period ended March 31, 2004, our net earnings increased to $11.1 million, or $0.84 per share on a basic basis ($0.81 per share on a diluted basis), from $9.8 million, or $0.77 per share on a basic basis ($0.73 per share on a diluted basis), for the three month period ended March 31, 2003.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002.

Based upon the period average exchange rates in 2003, the Canadian dollar decreased by approximately 2.9% in value against the Swiss franc, 6.2% in value against the Euro but increased by approximately 12.1% in value against the U.S. dollar, compared to the period average exchange rates in 2002. As at December 31, 2003, the Canadian dollar increased by approximately 9.4% in value against the Swiss franc, 1.7% against the Euro and 22.2% against the U.S. dollar since December 31, 2002.

The following table provides selected quarterly financial information for 2003 for MFC:

	2003

	December 31	September 30	June 30	March 31

	(Dollars in thousands, other than per share amounts)
Revenues	$126,756	$102,393	$97,496	$82,868
Expenses	102,465	96,233	87,308	73,122
Net income	23,050	6,123	10,125	9,818
Diluted earnings per share	1.65	0.46	0.75	0.73
Total assets	404,577	441,429	429,057	449,728
Shareholders' equity	218,447	* 281,708	272,452	279,160

* after deduction of distribution payable of $71.7 million

In 2003, our revenues increased by 44.0% to $409.5 million from $284.3 million in 2002, primarily as a result of the increased volume of our trading activities and acquisitions. In 2003, we expanded our trading operations by hiring additional trade professionals and expanding the breadth of products that we trade. We are also expanding geographically into the Far East and Southern Asia. Such geographic expansion of our merchant banking activities is being undertaken, in part, as we expect that over the next several years the integration of several central and eastern European countries into the European Union will result in increased competition and put downward pressure on operating margins. We included the full year's revenues from our aluminium rolling plant in the current year, which was acquired in October 2002.

In 2003, expenses increased by approximately 51.4% to $359.1 million from $237.2 million in 2002, primarily as a result of the increase in the volume of trading activities and acquisitions. In 2003, financial services expenses increased by approximately 87.5% to $329.5 million from $175.8 million in 2002. General and administrative expenses decreased to $25.2 million in 2003 from $35.8 million in 2002. The general and administrative expenses were net of foreign currency transaction gains of $8.3 million and $0.5 million in 2003 and 2002, respectively. The increases in financial services and general and administrative expenses related primarily to the increase in the volume of trading activities.

In 2002, we recorded a loss for goodwill impairment of approximately $16.1 million relating to the goodwill associated with previously acquired subsidiaries as we determined that the carrying value of such goodwill exceeded its fair value. See "Critical Accounting Policies - Goodwill Impairment" below for more information. In 2002, we recognized a $19.7 million gain on indebtedness of a subsidiary and a $49.1 million gain on debt extinguishment. In 2003, interest expense decreased to approximately $4.4 million from approximately $9.5 million in 2002, primarily as a result of the lower indebtedness amount outstanding during the year.

In 2003, we recorded an income tax expense of $0.8 million. In 2002, we had an income tax recovery of $3.5 million.

In 2003, our net earnings decreased to $49.1 million, or $3.76 per share on a basic basis ($3.59 per share on a diluted basis), from $50.8 million, or $3.93 per share on a basic basis ($3.70 per share on a diluted basis), in 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

The following table provides selected quarterly financial information for 2002 for MFC:

	2002

	December 31	September 30	June 30	March 31

	(Dollars in thousands, other than per share amounts)
Revenues	$124,574	$52,169	$53,364	$54,232
Expenses	98,927	49,153	44,890	44,189
Net income	28,864	1,854	10,049	9,988
Diluted earnings per share	2.10	0.14	0.72	0.72
Total assets	446,574	494,179	434,487	396,225
Shareholders' equity	285,290	252,907	244,368	250,969

In 2002, our revenues increased by 32.7% to $284.3 million from $214.2 million in 2001, primarily as a result of the inclusion of the results of our trading operations for the full year in 2002, instead of only three months in 2001. In 2002, we expanded our trading operations by hiring additional trade professionals and expanding the breadth of products that we trade. We are also expanding geographically into the Far East and Southern Asia. Such geographic expansion of our merchant banking activities is being undertaken, in part, as we expect that over the next several years the integration of several central European countries into the European Union will result in increased competition and put downward pressure on operating margins.

In 2002, expenses increased by approximately 39.3% to $237.2 million from $170.2 million in 2001, primarily as result of the expansion of our trading operations in 2002. In 2002, financial services expenses increased by approximately 22.9% to $175.8 million from $143.1 million in 2001. General and administrative expenses increased to $35.8 million in 2002 from $21.8 million in 2001 The increases in financial services and general and administrative expenses related primarily to the inclusion of the results of our trading operations for the full year in 2002 versus only three months in 2001.

In 2002, we recorded a loss for goodwill impairment of approximately $16.1 million relating to the goodwill associated with previously acquired subsidiaries as we determined that the carrying value of such goodwill exceeded its fair value. See "Critical Accounting Policies - Goodwill Impairment" below for more information. There was no similar charge in 2001. In 2002, we recognized a $19.7 million gain on indebtedness of a subsidiary and a $49.1 million gain on debt extinguishment. In 2001, we recognized a $22.4 million gain on indebtedness of a subsidiary. In 2002, interest expense increased to approximately $9.5 million from approximately $5.4 million in 2001, primarily as a result of the inclusion of the consolidated indebtedness of Banff Resources Ltd., in which we acquired an approximately 85% interest in August 2002.

In 2002, we recorded a recovery of income tax of $3.5 million as result of the reversal of a tax accrual due to the sale of an indirect oil royalty interest during the year. In 2001, we had an income tax recovery of $0.8 million.

In 2002, our net earnings increased to $50.8 million, or $3.93 per share on a basic basis ($3.70 per share on a diluted basis), from $45.3 million, or $3.59 per share on a basic basis ($3.35 per share on a diluted basis), in 2001.

B. Liquidity and Capital Resources

The following table is a summary of selected financial information concerning MFC for the periods indicated:

	March 31	December 31			March 31	December 31

	2004	2003		2002	2004	2003		2002

		(U.S. Dollars in thousands) (for information)				(Canadian Dollars in thousands)
Cash and cash equivalents	$154,996	$112,544		$64,835	$203,123	$145,452		$102,413
Securities	22,465	34,790		39,661	29,440	44,963		62,649
Total assets	474,314	313,043		282,712	621,587	404,577		446,574
Debt	40,717	25,764		43,554	53,359	33,297		68,798
Shareholders' equity	187,685	169,024	*	180,608	245,960	218,447	*	285,290

* after deduction of distribution payable of $71.7 million (U.S. $55.5 million)

We maintain a high level of liquidity, with a substantial amount of our assets held in cash and cash equivalents, and securities. The highly liquid nature of these assets provides us with flexibility in managing our business and financing. We also use this liquidity in client related service where we act as a financial intermediary for third parties and in our own proprietary investing activities.

As at March 31, 2004, we consolidated Fahr Beteiligungen AG and Med Net International Ltd., which had material impact on certain of our asset and liability items.

At March 31, 2004, our cash and cash equivalents had increased to $203.1 million. At December 31, 2003, our cash and cash equivalents were $145.5, compared to $102.4 million at December 31, 2002. At March 31, 2004, we had securities of $29.4 million, a decrease of $15.5 million from December 31, 2003. At December 31, 2003, we had securities of $45.0, compared to $62.6 million at December 31, 2002.

At March 31, 2004 our debt was $53.4 million, an increase of $20.1 million from December 31, 2003. At December 31, 2003, our debt was $33.3, compared to $68.8 million at December 31, 2002.

As part of our merchant banking activities, we establish, utilize and maintain various kinds of credit lines and facilities with other banks, insurers, and trade finance providers. Most of these facilities are short-term. These facilities are primarily used for structured trade financing, accounts receivable financing and letters of credit. Such facilities are drawn upon and used for specific trading transactions. These credit facilities are generally secured by the subject matter of a proposed transaction, being either a receivable or the underlying commodity or natural resource being traded. We often further enhance the credit of such facilities through credit and/or performance insurance provided by governmental and/or private insurers. Such trade finance insurance is often layered with varying limitations and exceptions. The amounts drawn under the credit facilities fluctuate with the kind and level of commodities and natural resources trading transactions being undertaken by us. As such transactions are settled, proceeds are generally applied to first settle amounts drawn under such credit facilities.

At December 31, 2003, we had approximately 14 separate credit lines and facilities used for commodities and natural resources trading aggregating approximately €74.6 million, none of which was drawn and outstanding. At March 31, 2004, $19.2 was drawn and outstanding. The kind, amount and number of credit facilities we utilize and amounts drawn thereunder fluctuate from time to time based upon the nature, level and location of, and counterparties with whom we conduct our commodities and natural resources trading activities.

At December 31, 2003, we had debt of $5.9 million maturing in 2004 and $4.4 million maturing in 2005, excluding the credit lines and facilities used for commodities and natural resources trading as described in the preceding paragraph. We expect such maturing debt to be satisfied primarily through the settlement of underlying commodities and natural resource trading transactions, cash on hand and cash flow from operations. Much of such maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with similar facilities depending upon our trading and capital requirements. For more information, see Note 10 to our consolidated financial statements included in our annual report.

During the three month period ended March 31, 2004, we exercised our right of redemption to redeem all of US$12.6 million 8% Convertible Subordinated Bonds issued in March, 1998. We paid a total of US$0.7 million to the bondholders for redemption. The balance of the bonds were converted into our common shares.

Operating Activities

In 2003, changes in securities provided cash of $7.0 million compared to $12.2 million in 2002. A decrease in receivables provided cash of $9.5 million in 2003, compared to $1.6 million in 2002. Of which, a decrease in commodity receivables provided cash of $14.1 million in 2003, compared to an increase in the same using cash of $7.7 million in 2002. A decrease in commodity investments provided cash of $1.1 million in 2003, compared to $6.0 million used in 2002. A decrease in properties held for sale provided cash of $1.1 million in 2003, compared to $13.5 million in 2002. A decrease in accounts payable and accrued expenses used cash of $2.6 million in 2003, compared to an increase in same providing cash of $3.8 million in 2002. Operating activities provided cash of $37.4 million in 2003, compared to $20.8 million in 2002. We expect to generate sufficient cash flow from operations to meet our working capital and other requirements.

Investing Activities

In 2003, a net decrease in loans provided cash of $52.4 million, compared to a net increase in loans used cash of $4.8 million in 2002. The net sale of long-term securities provided cash of $4.8 million in 2003, compared to net purchase of long-term securities using cash of $5.4 million in 2002. In 2003, purchases of subsidiaries, net of cash acquired, used cash of $0.8 million, compared to $35.0 million in 2002. Investing activities provided cash of $64.9 million in 2003, compared to cash of $19.1 million used in 2002.

During the first quarter of 2004, $18.6 million cash was provided as a result of cash acquired in connection with acquisitions of subsidiaries.

Financing Activities

Net debt repayments used cash of $25.1 million in 2003, compared to $13.3 million in 2002. In 2003, a net decrease in deposits used cash of $13.5 million, compared to a net increase in deposits providing cash of $33.9 million in 2002. The net repurchase of common shares in 2003 used cash of $9.7 million, compared to cash of $7.0 million in 2002. Net cash used in financing activities was $48.3 million in 2003, compared to net cash provided by financing activities of $13.5 million in 2002.

During the first quarter of 2004, $22.4 million was provided from borrowings, primarily relating to the commodities and natural resources trading activities.

We had no material commitments to acquire assets or operating businesses at December 31, 2003 and March 31, 2004. We anticipate that there will be acquisitions of businesses or commitments to projects in the future. To achieve our long-term goals of expanding our assets and earnings, including through acquisitions, we will require substantial capital resources. The necessary resources will be generated from cash flow from operations, cash on hand, borrowing against our assets, sales of proprietary investments or the issuance of securities.

Foreign Currency

Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

We translate foreign assets and liabilities into Canadian dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange prevailing during the period. Unrealized gains or losses from these translations are recorded as shareholders' equity on the balance sheet and do not affect our net earnings. As a substantial amount of our revenues are received in Swiss francs and Euro, our financial position for any given period, when reported in Canadian dollars, can be significantly affected by the exchange rates for Swiss francs and Euro prevailing during that period. In the year ended December 31, 2003, we reported approximately a net $35.9 million foreign exchange translation loss and, as a result, our cumulative foreign exchange translation loss at December 31, 2003 was $17.1 million, compared to a $18.7 million gain at December 31, 2002. Our foreign exchange translation loss was $0.2 million in the three months ended March 31, 2004, increasing our cumulative foreign exchange translation loss to $17.3 million as at March 31, 2004.

Based upon the period average exchange rates in 2003, the Canadian dollar decreased by approximately 2.9% in value against the Swiss franc, 6.2% in value against the Euro and by approximately 12.1% in value against the U.S. dollar, compared to the period average exchange rates in 2002. As at December 31, 2003, the Canadian dollar increased by approximately 9.1% in value against the Swiss franc, 1.7% against the Euro and by approximately 22.2% against the U.S. dollar since December 31, 2002.

We use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. At December 31, 2003 and 2002, we did not hold any forward foreign exchange contracts for our own account. For more information, see our Annual Report on Form 20-F, "Item 11. Quantitative and Qualitative Disclosures About Market Risk - Derivative Instruments".

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks. We use derivatives to provide products and services to clients and to manage our foreign currency exchange exposure for our own account. We also use derivatives to manage our interest rate risk on debts. For more information, see our Annual Report on Form 20-F "Item 11. Quantatitive and Qualatitive Disclosures about Market Risk - Derivative Instruments".

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past three fiscal years. Because our assets to a large extent are liquid in nature, they are not significantly affected by inflation. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our consolidated financial statements included in our annual report.

Revenue Recognition

Merchant banking revenues for banking and services are recognized as they are performed, and from commodities and natural resources trading and the sale of proprietary investments as they are completed and when the amounts of the revenues are fixed, agreed or determinable and collectibility is reasonably assured.

Allowance for Credit Losses

Our allowance for credit losses is to be maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowances reflect management's best estimate of the probable losses in our credit portfolio and judgments about both macro- and micro-economic conditions. The evaluation process involves estimates and judgments, which could change drastically in the near-term, and could result in a significant change to a recognized allowance. Credit losses arise primarily from loans but may also relate to other credit instruments such as guarantees and letters of credit. An allowance for credit losses may be increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

We review our loan portfolio and receivables on a regular basis. Specific provisions are established on a loan-by-loan or receivable basis. In determining whether a specific provision is required or not, we consider, but such consideration is not limited to, the following factors:

- repayment history of the borrower;

- overall financial position and results of the borrower;

- the nature and quality of collateral and guarantee;

- business plan and outlook of the borrower;

- secondary market value of the loan and the collateral; and

- our business plan or strategy to divest or restructure the debt.

A general provision may be established to absorb potential credit losses attributable to the deterioration of credit quality on aggregate exposures for which specific provisions cannot yet be determined. A country risk provision may be made based on exposures in less developed countries and on management's overall assessment of the underlying economic conditions in those countries. A market risk provision may be made based on the macro-economic factors which are specific to a particular region or industry and the micro-economic factors which are specific to a particular borrower. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery.

Goodwill Impairment

A goodwill impairment loss should be recognized when the carrying amount of the goodwill exceeds the fair value of the goodwill. An impairment loss should not be reversed if the fair value subsequently increases. We consider, but such consideration is not limited to, the following factors to determine the goodwill impairment:

- a significant adverse change in legal factors or in the business climate;

- an adverse action or assessment by a regulator;

- unanticipated competition;

- loss of key personnel;

- a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of;

- the testing for write-down or impairment of a significant asset group within a reporting unit; or

- the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit.

Valuation of Securities

Trading account securities held by MFC Merchant Bank S.A. are stated at quoted market value, with the unrealized gain or loss included in the results of operations. Other short-term securities are carried at the lower of aggregate cost or current market value, with the unrealized loss included in the results of operations.

When there has been a loss in value of a long-term security that is other than a temporary decline, the security will be written down to recognize the loss. The write-down is included in the determination of income.

A decline in market value may be only temporary in nature or may reflect conditions that are more persistent. Declines may be attributable to general market conditions, either globally or regionally, that reflect prospects of the economy as a whole or prospects of a particular industry or a particular company. Such declines may or may not indicate the likelihood of ultimate recovery of the carrying amount of a security. We regularly review our portfolio position to determine whether an other than temporary decline exists.

In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors:

- trend of the quoted market price and trading volume;

- financial position and results for a period of years;

- liquidity or going concern problems of the investee;

- changes in or reorganization of the investee and/or its future business plan;

- outlook of the investee's industry;

- the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; and

- our business plan and strategy to divest the security or to restructure the investee.

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F. Contractual Obligations
		Payments Due by Period (in thousands)
Contractual Obligations as at December 31, 2003	Less than 1 Year	2 - 3 Years		4 - 5 Years	More than 5 Years

Long-Term Debt Obligations	$5,921		$11,036	$16,340	(1)	$-
Capital Lease Obligations	67		35	-		-
Operating Lease Obligations	1,570		2,609	2,207		3,865
Purchase Obligations	32,499	(2)	-	-		-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet Under GAAP	-		-	-		-

Total	$40,057		$13,680	$18,547		$3,865

(1) During the three month period ended March 31, 2004, the convertible debentures of $16.3 million were called for redemption, the majority of which were converted into common shares of our company. Approximately $0.9 million was redeemed in cash.

(2) Consisting of $26.3 million for commodities trading and $6.2 million for alloys and pigments business.

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Bancorp Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2004.

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated balance sheet of MFC Bancorp Ltd. as at March 31, 2004 and the related consolidated statements of earnings, retained earnings and cash flows for the three month period then ended are the responsibility of management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Bancorp Ltd.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

MFC BANCORP LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Canadian Dollars in Thousands)

	March 31 2004	December 31 2003

ASSETS
Cash and cash equivalents	$203,123	$145,452
Restricted cash	4,188	-
Securities	29,440	44,963
Loans	39,725	16,872
Receivables	112,111	50,367
Commodity investments	20,632	10,964
Inventories	6,745	-
Real estate inventories	33,585	3,342
Properties	95,053	62,235
Resource property	35,868	36,044
Goodwill	16,047	16,127
Equity method investments	22,376	15,906
Prepaid and other	2,694	2,305

	$621,587	$404,577

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued expenses	$185,437	$54,092
Debt	53,359	33,297
Deposits	42,317	22,185
Distribution payable	71,730	71,730

Total liabilities	352,843	181,304

Minority interests	22,784	4,826

Shareholders' equity
Common stock	78,003	61,891
Equity component of convertible debt	173	-
Cumulative translation adjustment	(17,321)	(17,118)
Retained earnings	185,105	173,674

	245,960	218,447

	$621,587	$404,577

MFC BANCORP LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the Three Months Ended March 31, 2004 and 2003
(Unaudited)
(Canadian Dollars in Thousands Except Per Share Amounts)

	2004	2003

Financial services revenue	$114,329	$82,868

Expenses
Financial services	94,101	68,005
General and administrative	7,823	4,280
Interest	1,093	837

	103,017	73,122

Income before income taxes	11,312	9,746
Recovery of (Provision for) income taxes	(199)	47

	11,113	9,793
Minority interests	(12)	25

Net income	11,101	9,818
Retained earnings, beginning of period	173,674	196,288
Postacquisition income of purchased subsidiaries	330	-

Retained earnings, end of period	$185,105	$206,106

Earnings per share
Basic	$0.84	$0.77

Diluted	$0.81	$0.73

MFC BANCORP LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
For Three Months Ended March 31, 2004 and 2003
(Unaudited)
(Canadian Dollars in Thousands)

	2004	2003

Operating activities:
Net income	$11,101	$9,818
Adjustments to reconcile net income for net cash
provided by operating activities:
Depreciation and amortization	1,175	303
Minority interests	12	(17)
Exchange adjustments	(984)	(4,515)
Gain on sales of assets and investments	-	(5,402)

Changes in current assets and liabilities
Securities	8,069	(3,533)
Receivables	(7,546)	(2,907)
Commodity receivables	(20,918)	(15,179)
Commodity investments	(9,463)	(3,674)
Properties held for sale	-	(11)
Accounts payable and accrued expenses	12,993	1,560
Other	115	(254)

	(5,446)	(23,811)

Financing activities:
Net increase in deposits	22,129	2,455
Borrowings	22,434	13,064
Debt repayments	(1,779)	(599)
Other	(17)	-

	42,767	14,920

Investing activities:
Net decrease in loans	2,119	2,049
Purchases of long-term investments	-	(215)
Proceeds from sale of long-term investment	609	-
Purchases of subsidiaries, net of cash acquired	18,641	-
Other	(181)	(152)

	21,188	1,682

Exchange rate effect on cash and cash equivalents	(838)	(4,337)

Net change in cash	57,671	(11,546)
Cash, opening balance	145,452	102,413

Cash, ending balance	$203,123	$90,867

MFC BANCORP LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2004
(Unaudited)

Note 1. Basis of Presentation

The consolidated financial statements contained herein include the accounts of MFC Bancorp Ltd. and its subsidiaries (the "Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

Note 2. Nature of Business

The Company is in the financial services business and its principal activities focus on merchant banking.

Note 3. Earnings Per Share

The Company adopted the Canadian Institute of Chartered Accountants' Accounting Handbook Section 3500, "Earnings Per Share". Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earning per share by application of the "if-converted" method. The dilutive effect of outstanding call options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The computation of earnings per share under Canadian generally accepted accounting principles conforms in all material respects with the computation under U.S. generally accepted accounting principles.

The weighted average number of shares (in thousands) outstanding for the purposes of calculating basic earnings per share was 13,139 for the three months ended March 31, 2004 and 12,832 for the three months ended March 31, 2003. The weighted average number of shares (in thousands) outstanding for the purposes of calculating diluted earnings per share was 13,836 for the three months ended March 31, 2004 and 13,938 for the three months ended March 31, 2003.

Note 4. Acquisitions

In March 2004, the Company acquired 7,015,985 common shares in Fahr Beteiligungen AG ("Fahr") for a cash consideration $25,296 including capitalized expenses, which resulted in an effective ownership of approximately 68% in Fahr. Fahr was consolidated since its acquisition date. Fahr is engaged in the business of real estate development, equipment and engineering services in the fields of cement, coal and minerals processing technologies. The acquisition of Fahr was accounted for on a step-by-step basis, and the fair value of the assets acquired and liabilities assumed at the dates of acquisitions was allocated as follows:

Cash and cash equivalents	$44,928
Restricted cash	4,188
Loans	26,635
Receivable	37,223
Inventories	4,664
Real estate inventories	30,243
Properties	28,440
Other assets	3,791

180,112

Current liabilities	116,104
Bank loans	13,572
Minority interest	15,715
Postacquisition income of purchased subsidiaries	334

Net assets acquired	$34,387

In March 2004, the Company, through various purchases, acquired 1,494,408 common shares of Med Net International Ltd. ("Med Net") , for a cash consideration of $2,285, which resulted in an approximately 62% ownership interest in Med Net. This acquisition was not considered as material business combination. No goodwill nor intangible assets were acquired. Med Net was consolidated since its acquisition date. Med Net, through its unincorporated joint ventures, operates technically advanced eye care centers in China. The unincorporated joint ventures are accounted for by equity method. It also markets medical supplies. The acquisition of Med Net was accounted for on a step-by-step basis.

The Company relied on the subsidiaries' unaudited financial statements as the basis to determine the fair value of assets acquired and liabilities assumed. Certain adjustments, which involved estimates and judgment, had been made to reflect such fair value.

Note 5. Reporting Currency

The Company reports its results in Canadian dollars. Certain amounts herein have also been reported in U.S. dollars for reference purposes. Amounts reported in U.S. dollars have been translated from Canadian dollars at a rate of U.S. $1.00 = Canadian $1.3105 as at March 31, 2004, being the period-end exchange rate as prescribed by Regulation S-X (the accounting regulation of the U.S. Securities and Exchange Commission).

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael J. Smith, President, Chief Executive Officer and Secretary, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MFC Bancorp Ltd. (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 17, 2004

/s/Michael J. Smith
Michael J. Smith
President, Chief Executive Officer and Secretary
(Principal Executive and Acting Principal Financial Officer)

News Release

FOR IMMEDIATE RELEASE MAY 17, 2004

Contact:	Allen & Caron Inc.
	Joseph Allen (investors)	Rene Randall
	(212) 691-8087	(604) 683-8286
	joe@allencaron.com	rrandall@bmgmt.com
or
Len Hall (media)
(949) 474-4300
len@allencaron.com

MFC BANCORP LTD. REPORTS 27% INCREASE IN
2004 FIRST QUARTER RESULTS

NEW YORK CITY, (May 17, 2004) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), reported today its financial results for the first quarter and three months ended March 31, 2004. All figures are in U.S. dollars.

For the three months period ended March 31, 2004, total revenues increased to $87.2 million, compared to $56.4 million in the first quarter of 2003.

Net income for the first quarter 2004 increased by 27% to $8.5 million, or $0.62 per share on a diluted basis, compared with $6.7 million, or $0.50 per share on a diluted basis in the same quarter last year. General and administration expenses also increased to $6.0 million in the current period compared to $2.9 million in the same period a year ago.

The increase in revenues and expenses were primarily due to acquisitions, increased trading and a stronger Euro.

The Company's consolidated balance sheet changed during the period as a result of recent acquisitions. Cash and securities increased 21% to $177.5 million as of March 31, 2004 from $147.3 million as at December 31, 2003. Total assets increased to $474.3 million as of March 31, 2004 from $313.0 million as of December 31, 2003. The Company's overall liabilities also increased to $214.5 million compared to $84.8 million in 2003 (both excluding the distribution payable amount).

- MORE -

MFC BANCORP LTD. REPORTS INCREASED 2004 FIRST QUARTER RESULTS

Page -2-

Commenting on the first quarter results, Michael Smith, President of MFC Bancorp Ltd., stated "The earnings for this year's first quarter were in line with our expectations. Our first quarter saw increases in both revenues and earnings pre share over the same period last year. These increases reflect our Company's continuing integration of our trading business and acquisitions."

About MFC Bancorp Ltd.

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializes in merchant banking and commodities trading internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com..

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from anticipated results in connection with the Company's predicted increase in its commodity trading finance business include risks and uncertainties such as: general market conditions that may adversely impact revenue generated by the Company's commodity trading business; the demand for products and services in China and other markets; the number of competitors with competitively priced products and services; the uncertainty of government regulation and politics in China and other markets; product development or other initiatives of the Company's competitors; and other risks and uncertainties detailed in the Company's 6K and other reports filed with the Securities and Exchange Commission.

-FINANCIAL TABLES FOLLOW-

MFC BANCORP LTD. REPORTS INCREASED 2004 FIRST QUARTER RESULTS

Page -3-

MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS
as of March 31, 2004 and December 31, 2003
(Unaudited)
(U.S. dollars; in thousands)

	2004	2003

ASSETS

Cash and cash equivalents	$154,996	$112,544
Restricted cash	3,196	-
Securities	22,465	34,790
Loans	30,313	13,055
Receivables	85,548	38,972
Commodity investments	15,744	8,484
Inventories	5,147	-
Real estate inventories	25,628	2,586
Properties	72,532	48,155
Resource property	27,370	27,889
Goodwill	12,245	12,478
Equity method investments	17,074	12,307
Prepaid and other	2,056	1,783

	$474,314	$313,043

LIABILITIES

Accounts payable and accrued expenses	$141,500	$41,854
Debt	40,717	25,764
Deposits	32,291	17,166
Distribution payable	54,735	55,501

	269,243	140,285

Minority interests	17,386	3,734

SHAREHOLDERS' EQUITY

Common stock	59,522	47,888
Equity component of convertible debt	132	-
Cumulative translation adjustment	(13,217)	(13,245)
Retained earnings	141,248	134,381

	187,685	169,024

	$474,314	$313,043

- MORE -

MFC BANCORP LTD. REPORTS INCREASED 2004 FIRST QUARTER RESULTS

Page -4-

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2004 and 2003
(Unaudited)
(U.S. dollars; in thousands, except per share data)

	2004	2003

Financial services revenue	$87,241	$56,400

Expenses
Financial services	71,805	46,284
General and administrative	5,969	2,913
Interest	834	570

Total Expenses	78,608	49,767

Income before income taxes and minority interests	8,633	6,633
Recovery of (provision for) income taxes	(152)	32

	8,481	6,665
Minority interests	(9)	17

Net income	$8,472	$6,682

Earnings per share
Basic	$0.65	$0.52

Diluted	$0.62	$0.50

Weighted average shares outstanding
Basic	13,139,346	12,831,854

Diluted	13,836,447	13,937,665

# # # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC Bancorp Ltd.

/s/Michael J. Smith
Michael J. Smith, President
Date: May 17, 2004